Mail Stop 3561

February 20, 2007

Via U.S. Mail & Facsimile (212) 661-5350
Mr. William Solko
President and Chief Executive Officer
Northeast Auto Acceptance Corp.
2174 Hewlett Ave., Suite 206
Merrick, NY 11566

> **Re: Northeast Auto Acceptance Corp.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed February 8, 2007**
> **File No. 000-51997**

Dear Mr. Solko:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note the assurance you provided regarding amendment 2 in response to comment 1 form our letter of December 28, 2007. However, we reissue the comment with regard to amendment 3, the blackline for which is not accurate. For example, the changes you made in the first paragraph on page 8 in response to comment 3 are not marked. Please confirm that this is the only discrepancy in the blackline you filed or provide us with a list of other discrepancies.

Selected Financial Data, page 12

2. Please revise to ensure that amounts presented in selected financial data are consistent with the revised amounts in the audited financial statements and unaudited interim financial statements.

Management's Discussion and Analysis

- Results of Operations for the Years Ended December 31, 2005 and 2004

3. Please revise amounts presented in your discussion of results of operations to make them consistent with those included in your audited financial statements. For example, the table on page 21 states that consulting expense for the period ended December 31, 2005 was $211,764 but the statement of operations on page F-3 presents the amount as $756,798. Also, your discussion indicates that operating loss for the year ended December 31, 2005 was $103,705, however the statement of operations presents the operating loss as $1,137,705.

Report of Independent Registered Public Accounting Firm, page F-1

4. We note from your response to comment 7 from our letter of December 28, 2006 that the audit report has been dated June 2, 2006 to reflect the last day of the auditor's field work, however it appears that this change has not been made, and we note the audit report included in your filing continues to include the dual date to reference Note 15. Please note that AU Section 530 states that dual dates should be used on the report of the independent auditor when the financial statements are adjusted and disclosure of the event is included in the notes to the financial statements. As previously requested, please revise Note 15 to include disclosure of the event that occurred subsequent to the audit which required an adjustment to accrued expenses, or alternatively, if no disclosure is made in the notes to the financial statements but the adjustment has been made, the date on the report of the independent auditor should reflect the last day of field work and should not be dual dated. See paragraph .03 of AU Section 530.

   Also, we note that you have made revisions to your financial statements including those that increased net loss for the years ended December 31, 2005 and 2004. Please revise the financial statements for these periods to indicate they are "restated" and explain the nature of the restatements made in the notes to your financial statements. Please tell us if these changes have been audited by your independent auditors. If so, please revise the date the report of the independent auditor to reflect the last day of field work. If not, please explain to us why the adjustments have not been audited by your independent auditor.

Consolidated Statements of Changes in Stockholders' Equity, page F-4

5. We note that you have revised your presentation of the reverse merger in the statement of stockholders' equity but do not believe your revised presentation is appropriate. Please note that because Catadyne was a non-operating shell corporation, the historical stockholders' equity of the accounting acquirer (i.e., NAAC-NY) prior to the merger should be retroactively restated for the equivalent

number of shares received in the merger. Accordingly, it appears that the 17,200,000 shares issued in the reverse merger should be reflected as outstanding as of the beginning of the earliest period presented (i.e., at January 1, 2003). Retained earnings (deficiency) of the acquirer are carried forward after the acquisition. At the date of the reverse merger, the shares of the accounting acquiree should be shown as an adjustment to outstanding shares and retained deficit should be adjusted by the amount of the acquiree's <u>net assets</u> at that date. Please advise or revise as appropriate.

6. We have reviewed your response to comment number 9 from our letter of December 28, 2006 and the changes made to your financial statements in response to this comment. However, based on your response and your revised disclosures, we do not understand how 200,000 of treasury shares resulted from the reverse merger transaction. Please tell us and explain in the notes to your financial statements how the acquisition of treasury shares resulted from the reverse merger transaction. We may have further comment upon receipt of your response.

Notes to the Financial Statements

Note 6. Notes and Loans Payable, page F-10

7. We note from your response to comment 11 from our letter of December 28, 2006 that the notes were issued on August 23, 2004 when the stock closed at $0.21 per share. Please tell us why your disclosure in Note 6 states that the $250,000 convertible note was issued in December 31, 2005 and the $150,000 convertible note was issued on December 31, 2004. Note 6 should be revised as applicable to disclose the appropriate date that each of the convertible notes was issued. Also, we note your revision in Note 6 to include the $250,000 convertible note payable as outstanding as of December 31, 2004. However the total notes and loans payable amount in Note 6 and on the face of the balance sheet have not been changed to include this amount in the total. Please revise your financial statements and disclosures as necessary to make these consistent with your prior response. Additionally, as previously requested, please revise to disclose in the notes to your financial statements the pertinent rights and privileges of the convertible debt.

Note 8. Common Stock

8. We note from your response to comment 13 from our letter of December 28, 2006 that the transactions in which you issued stock for consulting expense have been adjusted to record the fair value of the shares issued based on the closing stock price on the date of issue. However, the notes to the financial statements do not appear to disclose how the value of the stock was determined. As previously

requested, please revise to <u>explain in the notes to your financial statements</u> how you valued the shares issued and/or the related consideration received in <u>each</u> transaction for the shares issued for consulting services in March through December 2004 and January through August 2005. For example, in Note 13 you list each transaction in which shares of stock were issued for consulting fees and repayment of debt. For each of the transactions listed, please disclose in the notes to the financial statements how the value of the stock issued was calculated or determined. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3454 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: <u>Via Facsimile (212) 661-5350</u>
Paul Goodman, Esq.
Cyruli, Shanks & Zizmor, LLP